UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Olema Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68062P106

(CUSIP Number)

JAMES KRATKY

BVF Partners L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,688,954 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,688,954 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,688,954 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 1,797,527 Shares underlying certain Pre-Funded Warrants (as defined in Item 4). The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker (as defined in Item 6).

2

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,688,954 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,688,954 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,688,954 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 1,797,527 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

3

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,209,593 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,209,593 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,209,593 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 43,817 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

4

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,209,593 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,209,593 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,209,593 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 43,817 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

5

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		370,710
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

370,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		370,710
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

370,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,898,547 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,898,547 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,898,547 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 1,841,344 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

8

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,557,237 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,557,237 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,557,237 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 1,841,344 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

9

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,557,237 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,557,237 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,557,237 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Includes 1,841,344 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

10

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,557,237 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,557,237 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,557,237 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 1,841,344 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Blocker.

11

CUSIP No. 68062P106

1	NAME OF REPORTING PERSON

GORJAN HRUSTANOVIC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		142,536 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

142,536 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,536 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares underlying certain stock options which will vest within sixty days hereof.

12

CUSIP No. 68062P106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate cost basis of the 2,891,427 Shares directly beneficially owned by BVF and 1,797,527 Pre-Funded Warrants to purchase 1,797,527 Shares, which were acquired by BVF pursuant to the Exchange Agreement (as defined below), is approximately $38,256,123, excluding brokerage commissions. The aggregate cost basis of 1,258,027 Pre-Funded Warrants to purchase 1,258,027 Shares, which were acquired by BVF pursuant to the 2024 Purchase Agreement (as defined below), is approximately $11,422,759.

The aggregate cost basis of the 2,165,776 Shares directly beneficially owned by BVF2 and 1,418,736 Pre-Funded Warrants to purchase 1,418,736 Shares, which were acquired by BVF2 pursuant to the Exchange Agreement, is approximately $29,292,889, excluding brokerage commissions. The aggregate cost basis of 1,047,044 Pre-Funded Warrants to purchase 1,047,044 Shares, which were acquired by BVF2 pursuant to the 2024 Purchase Agreement, is approximately $9,507,055.

The aggregate cost basis of the 370,710 Shares directly beneficially owned by Trading Fund OS and 153,441 Pre-Funded Warrants to purchase 153,441 Shares, which were acquired by Trading Fund OS pursuant to the Exchange Agreement, is approximately $3,947,945, excluding brokerage commissions. The aggregate cost basis of 160,107 Pre-Funded Warrants to purchase 160,107 Shares, which were acquired by Trading Fund OS pursuant to the 2024 Purchase Agreement, is approximately $1,453,756.

The aggregate cost basis of the 287,980 Shares held in the Partners Managed Accounts and 50,296 Pre-Funded Warrants to purchase 50,296 Shares, which were acquired by a certain Partners Managed Account pursuant to the Exchange Agreement, is approximately $1,419,165, excluding brokerage commissions. The aggregate cost basis of 67,862 Pre-Funded Warrants to purchase 67,862 Shares, which were acquired by a certain Partners Managed Account pursuant to the 2024 Purchase Agreement, is approximately $616,180.

The 142,536 Shares beneficially owned by Dr. Hrustanovic consist of Shares issuable to him upon the exercise of stock options exercisable within 60 days hereof that were awarded to him for no consideration in connection with his service on the Issuer’s Board. Pursuant to a certain agreement entered into between Partners and Dr. Hrustanovic, Dr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

13

CUSIP No. 68062P106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 29, 2024, the Issuer entered into a securities purchase agreement (the “2024 Purchase Agreement”) with the purchasers named therein (the “2024 Purchasers”), including certain of the Reporting Persons and one of the Partners Managed Accounts, which provides for the private placement of (i) 19,928,875 Shares at $9.08 per Share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 7,604,163 Shares at a purchase price of $9.0799 per Pre-Funded Warrant (such transaction, the “2024 Private Placement”). In connection with the 2024 Private Placement, BVF, BVF2, Trading Fund OS and Partners, on behalf of one of the Partners Managed Accounts, acquired Pre-Funded Warrants to purchase 1,258,027 Shares, 1,047,044 Shares, 160,107 Shares and 67,862 Shares, respectively. The 2024 Private Placement closed on December 4, 2024.

Pursuant to the 2024 Purchase Agreement, the 2024 Purchasers agreed not to sell or transfer the securities acquired in connection with the 2024 Private Placement, and the Issuer’s executive officers and directors, including Dr. Hrustanovic, agreed not to sell or transfer any Shares or any securities convertible into or exercisable or exchangeable for Shares, until February 2, 2025, subject to certain exceptions, including sales pursuant to any previously adopted Rule 10b5-1 trading plans or sales for the purpose of covering tax withholding liabilities associated with the settlement of restricted stock units pursuant to the Issuer’s sell-to-cover program.

In addition, pursuant to the 2024 Purchase Agreement, the Issuer also agreed to file a registration statement with the SEC on or before February 2, 2025 (subject to certain exceptions) for purposes of registering the resale of the Shares and Shares underlying the Pre-Funded Warrants, use its commercially reasonable efforts to have such registration statement declared effective within the time period set forth in the 2024 Purchase Agreement and keep such registration statement effective until the date the Shares and the Shares underlying the Pre-Funded Warrants covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction.

The 2024 Purchase Agreement contains customary representations, warranties and agreements by the Issuer, indemnification obligations of the Issuer and the 2024 Purchasers, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties.

The foregoing description of the 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2024 Purchase Agreement, which is referenced hereto as Exhibit 99.1 and incorporated herein by reference.

On November 29, 2024, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with certain of the Reporting Persons and one of the Partners Managed Accounts, pursuant to which BVF, BVF2, Trading Fund OS and Partners, on behalf of one of the Partners Managed Accounts, agreed to exchange 1,797,527 Shares, 1,418,736 Shares, 153,441 Shares and 50,296 Shares, respectively, for Pre-Funded Warrants to purchase 1,797,527 Shares, 1,418,736 Shares, 153,441 Shares and 50,296 Shares, respectively (the “Exchange”). Such Pre-Funded Warrants will be issued without registration under the Securities Act, in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act. The Exchange closed on December 4, 2024.

A description of the terms of the Pre-Funded Warrants issued pursuant to the 2024 Purchase Agreement and the Exchange is set forth in Item 6 hereof.

14

CUSIP No. 68062P106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 73,806,720 Shares outstanding, as disclosed to the Reporting Persons by the Issuer, and (ii) certain or all of the 1,841,344 Shares underlying the Pre-Funded Warrants held by certain of the Reporting Persons, as applicable. With respect to Dr. Hrustanovic, the aggregate percentage of Shares reported owned is based on a denominator that is the sum of (x) 73,806,720 Shares, and (y) 142,536 Shares issuable upon the exercise of certain stock options held by him.

As of the date hereof, (i) BVF beneficially owned 4,688,954 Shares, including 1,797,527 Shares underlying certain Pre-Funded Warrants held by it and excluding 1,258,027 Shares underlying certain Pre-Funded Warrants held by it, representing percentage ownership of approximately 6.2% of the Shares outstanding, (ii) BVF2 beneficially owned 2,209,593 Shares, including 43,817 Shares underlying certain Pre-Funded Warrants held by it and excluding 2,421,963 Shares underlying certain Pre-Funded Warrants held by it, representing percentage ownership of approximately 3.0% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 370,710 Shares, excluding 313,548 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 287,980 Shares were held in the Partners Managed Accounts, excluding 118,158 Shares underlying the Pre-Funded Warrants held by one of the Partners Managed Accounts, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,688,954 Shares beneficially owned by BVF, representing percentage ownership of approximately 6.2% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,209,593 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.0% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 370,710 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 6,898,547 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.1% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 7,557,237 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, representing percentage ownership of approximately 9.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 7,557,237 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 7,557,237 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

15

CUSIP No. 68062P106

As of the date hereof, Dr. Hrustanovic beneficially owned 142,536 Shares underlying certain stock options exercisable within sixty days hereof (and excluding 9,584 Shares underlying certain stock options which are not exercisable within sixty days hereof), representing percentage ownership of less than 1% of the Shares outstanding.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, and BVF GPH. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares held in the Partners Managed Accounts. Dr. Hrustanovic has the sole power to vote and dispose of the Shares beneficially owned by him.

(c)       Other than the 2024 Private Placement and the Exchange, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the 2024 Purchase Agreement set forth in Item 4 above is incorporated herein by reference. A copy of the 2024 Purchase Agreement is referenced hereto as Exhibit 99.1.

As of the date hereof, the Reporting Persons and one of the Partners Managed Accounts held Pre-Funded Warrants exercisable for an aggregate of 5,953,040 Shares. Each Pre-Funded Warrant is exercisable into one Share and has an exercise price of $0.0001 per Share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants (together with its affiliates and other attribution parties) may not exercise any portion of a Pre-Funded Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 9.99% of the Shares outstanding immediately after exercise (the “Pre-Funded Warrants Blocker”). As of the date hereof, the Pre-Funded Warrants Blocker limits the exercise of the Pre-Funded Warrants held by the Reporting Persons and one of the Partners Managed Accounts to 1,841,344 Shares underlying such Pre-Funded Warrants. The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Pre-Funded Warrants, which is referenced hereto as Exhibit 99.2 and incorporated herein by reference.

Stock options to purchase 23,000 Shares were awarded to Dr. Hrustanovic on June 14, 2024 for no consideration in connection with his service on the Board. Pursuant to a certain agreement entered into between Partners and Dr. Hrustanovic, Dr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of such stock options to Partners. The stock options vest in a series of 12 successive equal monthly installments measured from June 14, 2024, subject to Dr. Hrustanovic’s continuous service on the Board through each applicable vesting date. Such Shares vest in full on the date of the Issuer’s next annual meeting of stockholders if such stock options are not otherwise fully vested by such date, subject to Dr. Hrustanovic’s continuous service on the Board through such vesting date.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of 2024 Purchase Agreement, dated November 29, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
99.2	Form of Pre-Funded Warrants (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
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CUSIP No. 68062P106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Gorjan Hrustanovic
	Mark N. Lampert	GORJAN HRUSTANOVIC
President

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